Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and six months ended June 30, 2021 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our annual report on Form 20-F for the year ended December 31, 2020.
Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.
Overview
We are a commercial-stage biotechnology company improving the lives of cancer patients with our next-generation, targeted antibody drug conjugates (“ADCs”) for patients with hematologic malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises one approved product (ZYNLONTA, formerly known as loncastuximab tesirine or Lonca) and two clinical-stage product candidates, camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, Cami and ADCT-601, and two preclinical product candidates, ADCT-901 and ADCT-701.
Our flagship product, ZYNLONTA, received approval by the FDA on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. The broad patient population included in the label is a key point of differentiation for ZYNLONTA. In a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, ZYNLONTA demonstrated significant clinical activity across a broad population of heavily pre-treated patients, achieving a 48.3% overall response rate (“ORR”) and a 24.8% complete response rate (“CRR”), while maintaining a manageable tolerability profile. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients with high-grade B-cell lymphoma and included patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. In the most recent data cut as of March 1, 2021, patients who received ZYNLONTA had a duration of response (“DoR”) of 13.4 months for all responders, and the median DoR was not reached for patients with a complete response. We believe that ZYNLONTA has a current addressable patient population of approximately 6,000 patients in the United States, and our experienced commercial organization is striving to unlock this market opportunity by engaging physicians regarding ZYNLONTA's differentiated product profile. ZYNLONTA was added to the NCCN Clinical Practice Guidelines for Oncology (NCCN Guidelines) with a Category 2A recommendation for third line plus DLBCL patients, which reflects the broad label and the differentiated profile of ZYNLONTA.
In addition, to further expand the market opportunity for ZYNLONTA and maximize its commercial potential, we are conducting a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second-line transplant-ineligible patients. We are also enrolling a Phase 1/2 clinical trial of ZYNLONTA in combination with ibrutinib for the treatment of relapsed or refractory DLBCL or mantle cell lymphoma (“MCL”). In the Phase 1 portion of this clinical trial, as of March 1, 2021, the ZYNLONTA and ibrutinib combination showed a 66.7% ORR and a 37.5% CRR in non-germinal center B-cell (“non-GCB”) DLBCL patients, while maintaining a manageable tolerability profile in all patients. Based on the Phase 2 data to-date, we will amend the protocol to add an additional arm to evaluate the administration of ZYNLONTA with every cycle to compare safety and efficacy with the intermittent dosing of ZYNLONTA on the other arms in the study. In addition, the pivotal Phase 2 clinical trial of ZYNLONTA for the treatment of relapsed or refractory follicular lymphoma (“FL”) is open for enrollment.
Our next clinical-stage product candidate, Cami, has demonstrated significant clinical activity across a broad population of heavily pre-treated patients, while maintaining a tolerability profile that we believe is manageable. We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”), for which we completed enrollment in January 2021. Patients had a median of six lines of prior systemic therapy. As of March 26, 2021, interim data from 101 evaluable patients showed a 66.3% ORR and a 27.7% CRR. No new safety signals were identified in the most recent data cut. Seven patients (6.0%) developed Guillain-Barre syndrome/polyradiculopathy, which is consistent with the incidence in the Phase 1 trial for Hodgkin lymphoma patients. We believe that this clinical trial, if successful, will support a BLA submission. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial is currently enrolling patients and evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination.
Recent Developments
Approval and Commercial Launch of ZYNLONTA
On April 23, 2021, we received FDA accelerated regulatory and marketing approval for ZYNLONTA and launched in the U.S. shortly thereafter with revenue commencing in May 2021. We are commercializing ZYNLONTA using hybrid launch plans formulated to mitigate the impact of the COVID-19 pandemic, including by engaging physicians virtually as well as face-to-face.
Investigational New Drug (“IND”) Application Submitted to the FDA for ADCT-901
On June 11, 2021, the FDA notified us that the IND for ADCT-901 was cleared and the Phase 1 clinical trial may proceed. ADCT-901 targets KAAG1, and we expect to begin the Phase 1 portion of this trial in advanced solid tumors during the second half of 2021.
Pivotal Phase 2 Clinical Trial of ZYNLONTA in Relapsed or Refractory DLBCL
At the American Society of Clinical Oncology conference in June 2021, we reported updated clinical data from our 145-patient pivotal Phase 2 clinical trial of ZYNLONTA for the treatment of relapsed or refractory DLBCL. ZYNLONTA’s significant clinical activity was observed across a broad patient population in this clinical trial, including patients with double- / triple-hit or transformed DLBCL, DLBCL refractory to first-line therapy, and patients older than 65.
As of March 1, 2021, the main observed findings were as follows:
•The ORR was 48.3% and the CRR was 24.8%
•The median DoR was 13.4 months for the responding patients
•Median DoR not reached for patients with a complete response
•Durable responses in high-risk patient groups, including:
◦Patients with double- / triple-hit or transformed DLBCL had a median DoR not reached
◦Patients with advanced stage disease (Stage III-IV) had a median DoR of 12.6 months
◦Median DoR for older patients was longer than for younger patients (≥75 years, not reached; ≥65 years to <75 years, 12.6 months; <65 years, 9.3 months)
◦Patients with DLBCL refractory to first-line systemic therapy had a median DoR of 9.6 months compared with 12.6 months for patients who relapsed after responding to initial therapy

•Median overall survival was 9.5 months
•No new safety concerns were identified during the study and no increase in toxicity was similar in patients over 65 compared to patients under 65. The most common grade ≥3 treatment-emergent adverse events (“TEAEs”) were neutropenia (26.2%), thrombocytopenia (17.9%), increased gamma-glutamyltransferase (17.2%), and anemia (10.3%)
Phase 1 Clinical Trial of ZYNLONTA in Combination with ibrutinib in Relapsed or Refractory DLBCL or MCL
At the 16th Annual International Conference on Malignant Lymphoma conference in June 2021, we reported updated clinical data from our Phase 1 clinical trial of ZYNLONTA in combination with ibrutinib in patients with relapsed or refractory DLBCL or MCL. As of March 1, 2021, the main observed findings were as follows:
•ORR in all patients was 62.2% and CRR was 35.1%
◦ORR was 66.7% for non-GCB DLBCL patients
◦ORR was 16.7% for GCB DLBCL patients
◦ORR was 56.7% in all DLBCL patients
◦ORR was 85.7% in MCL patients
•Manageable toxicity profile, with the most common grade ≥3 TEAEs in ≥5% of patients being anemia (10.8%), neutropenia (10.8%), thrombocytopenia (5.4%), and fatigue (5.4%)
Pivotal Phase 2 Clinical Trial of Cami in Relapsed or Refractory HL
At the 16th Annual International Conference on Malignant Lymphoma conference in June 2021, we reported updated clinical data from our pivotal Phase 2 clinical trial of Cami in patients with relapsed or refractory HL. As of March 26, 2021, the main observed findings were as follows:
•ORR was 66.3% (67/101 patients) and CRR was 27.7%
•Median DoR has not been reached
•No new safety signals have been identified and the most common grade ≥3 TEAEs in ≥5% of patients were hypophosphatemia (7.7%), maculopapular rash (6.8%), thrombocytopenia (6.8%), anemia (6.0%), and lymphopenia (6.0%)
•Nine patients (7.7%) were able to proceed to hematopoietic stem cell transplantation (“HSCT”) following Cami treatment
•6.0% (7/117 patients) developed Guillain-Barre syndrome/Polyradiculopathy (consistent with the incidence in the Phase 1 HL patients)
Impact of the COVID-19 Pandemic
The COVID-19 pandemic has negatively impacted the economies of countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the COVID-19 pandemic continues to evolve, we believe the extent of the impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, the availability and acceptance of vaccines, the effectiveness of vaccines, particularly against emerging variants of the novel coronavirus, scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control, and as a result, at this time the ultimate impact on our results of operations, cash flows and financial position for the remainder of 2021 and thereafter cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development programs, clinical trials, regulatory submissions, commercial activities and other business operations. At this time, our employees have started meeting with investigators and site staff in person as allowed by institutions. All recent conferences and advisory boards have been virtual, but we plan to participate in person when such meetings can occur. We have also developed protocols to allow our employees to begin to return to certain office locations.
•Clinical Programs: To date we have not experienced any material impact of the COVID-19 pandemic on our clinical trial enrollment, timelines or expenses. However, we have seen some increase in the time to activate new sites for trials that are in the start-up phase, and expect that we may see further increases in the future in areas of the world that continue to see pronounced effect from COVID-19. We continue to work with sites to accelerate start-up activities. Additionally, we continue to closely monitor the potential effect of the COVID-19 pandemic on our clinical trials as well as the supply of our clinical-stage product candidates and will work closely with our clinical trial sites, contract research organizations and contract manufacturing partners to mitigate any such impact. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
•Commercial Launch of ZYNLONTA: We launched ZYNLONTA commercially, and we have built our launch plans to mitigate the impact of the ongoing COVID-19 pandemic. Our Commercial and Medical Affairs teams prepared for a hybrid launch and have been able to engage physicians virtually, as well as face-to-face. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
Recent Transactions
Receipt of Second Tranche Under Convertible Credit Facility with Deerfield
On May 17, 2021, we received a USD 50.0 million disbursement under the Credit Facility with Deerfield which was contingent upon the FDA approval of ZYNLONTA. We received gross proceeds of USD 50.0 million before deducting expenses payable by us and net proceeds of USD 49.4 million after deducting aggregate transaction costs associated with the subsequent disbursement. See note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements for further information.
Open Market Sale Agreement
On June 4, 2021, we entered into an open market sale agreement with Jefferies LLC (“Jefferies”), to sell our common shares from time to time through an “at the market” offering program (the “ATM Facility”). The ATM Facility provides us the opportunity to sell our common shares with an aggregate offering price of up to USD 200.0 million. For the quarter ended June 30, 2021, there have been no shares sold under the ATM Facility.

Results of Operations
Comparison of the Three Months Ended June 30, 2021 and 2020
The following table summarizes our results of operations for the three months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
in KUSD	2021	2020 (1)	Change
Product revenues, net	3,760	—	3,760

Operating expense
Cost of product sales	(121)	—	(121)
Research and development expenses	(39,533)	(25,950)	(13,583)
Selling and marketing expenses	(15,221)	(4,004)	(11,217)
General and administrative expenses	(19,367)	(14,995)	(4,372)
Total operating expense	(74,242)	(44,949)	(29,293)
Loss from operations	(70,482)	(44,949)	(25,533)

Other income (expense)
Other income	199	130	69
Convertible loans, derivatives, change in fair value income (expense)	2,053	(79,261)	81,314
Convertible loans, derivatives, transaction costs	(148)	(1,571)	1,423
Share of results with joint venture	(1,169)	—	(1,169)
Financial income	15	195	(180)
Financial expense	(2,555)	(897)	(1,658)
Exchange differences loss	(242)	(100)	(142)
Total other expense	(1,847)	(81,504)	79,657
Loss before taxes	(72,329)	(126,453)	54,124
Income tax expense	(240)	(104)	(136)
Net loss	(72,569)	(126,557)	53,988
(1) Results of operations has been recast to conform S&M expenses to the current period presentation.
Notable items other than revenue from product sales impacting the results of operations for the three months ended June 30, 2021 and 2020 included:

		Three Months Ended June 30,
in KUSD	P&L Classification	2021	2020	Change
Share-based compensation	Research and development (“R&D”) expenses	5,687	2,189	3,498
Share-based compensation	Selling and marketing (“S&M”) expenses	2,721	608	2,113
Share-based compensation	General and administrative (“G&A”) expenses	9,859	9,937	(78)
Fair value adjustment of Facility Agreement derivatives	Convertible loans, derivatives, change in fair value income (expense)	2,053	(79,261)	81,314
Transaction costs allocated to the second and first tranche derivatives, respectively	Convertible loans, derivatives, transaction costs	148	1,571	(1,423)
Share of Overland ADCT BioPharma net loss	Share of results with joint venture	1,169	—	1,169

Product revenues, net
On April 23, 2021, the Company received FDA regulatory and marketing approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. During the three months ended June 30, 2021, Product revenues, net were KUSD 3,760. Revenue is reduced for gross-to-net (“GTN”) sales adjustments consisting of government rebates, chargebacks, distributor service fees, other rebates and administrative fees and sales returns and allowances. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information. In previous years, the Company had generated only service revenues from a license and collaboration arrangement.
Cost of sales

Cost of product sales for the three months ended June 30, 2021 was KUSD 121, which primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. There was no Cost of product sales during 2020.

Prior to FDA approval of ZYNLONTA, we had commercial-grade drug product in stock with an inventory carrying value of zero. Upon approval, we capitalized inventory costs through the reversal of previously recorded impairment charges relating to the manufacture of ZYNLONTA. Furthermore, we will capitalize future costs associated with the ongoing manufacture of ZYNLONTA based on a number of factors, including the existence of inventory on hand and estimated demand, as well as expiration dating. See the R&D discussion below as well as note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information regarding the reversal of the previously recorded impairment charges.
R&D expenses
The following table summarizes our R&D expenses for the three months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
in KUSD	2021	2020	Change
External costs [1]	21,983	16,161	5,822
Employee expense [2]	17,550	9,789	7,761
R&D expenses	39,533	25,950	13,583
1 Includes depreciation expense
2 Includes share-based compensation expense

Our R&D expenses increased to USD 39.5 million for the three months ended June 30, 2021 from USD 26.0 million for the three months ended June 30, 2020, an increase of USD 13.6 million, or 52.3%. R&D expenses increased as we invested in new programs to support the commercial launch of ZYNLONTA, continued to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and new histologies, advance Cami to support a BLA submission and build our pipeline. As a result of these initiatives, employee expense increased to USD 17.6 million due to higher employee headcount, of which USD 5.7 million was related to share-based compensation expense. External costs increased primarily as a result of higher costs associated with activities relating to advancing our clinical trials as new ZYNLONTA studies began and chemistry, manufacturing and controls (“CMC”) due to the launch of ZYNLONTA. As a result of FDA approval of ZYNLONTA, we reversed USD 6.8 million of previously recorded impairment charges during the three months ended June 30, 2021 which related to inventory costs associated with the manufacture of ZYNLONTA that were historically recorded as R&D expenses. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product and an increase in estimated demand. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information.
The following table summarizes our R&D expenses for our major development programs for the three months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
in KUSD	2021	2020	Change
ZYNLONTA	18,485	12,261	6,224
Cami	8,964	7,365	1,599
ADCT-602	304	758	(454)
ADCT-601	3,865	740	3,125
Preclinical product candidates, research pipeline	5,667	3,465	2,202
Not allocated to specific programs	2,248	1,361	887
R&D expenses	39,533	25,950	13,583
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
The increase in R&D expenses related to ZYNLONTA was primarily due to additional employee headcount for its commercial launch. R&D expenses also increased due to higher expenses associated with clinical trial activity as we began additional ZYNLONTA studies. As a result of FDA approval of ZYNLONTA, during the three months ended June 30, 2021, we reversed USD 6.8 million of previously recorded impairment charges relating to inventory costs incurred for the manufacture of product prior to FDA approval. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information.
The increase in R&D expenses related to Cami was primarily due to higher CMC expenses as we purchased combination drug supply to advance our clinical trials.
The increase in R&D expenses related to ADCT-601 was due to higher CMC expenses as we began to manufacture supply for clinical trials.
S&M expenses
The following table summarizes our S&M expenses for the three months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
in KUSD	2021	2020	Change
External costs	5,726	2,105	3,621
Employee expense [1]	9,495	1,899	7,596
S&M expenses	15,221	4,004	11,217

1 Includes share-based compensation expense
Our S&M expenses increased to USD 15.2 million for the three months ended June 30, 2021 from USD 4.0 million for the three months ended June 30, 2020, an increase of USD 11.2 million, or 280.1%. Employee expense increased primarily due to the recruitment of commercial employees for the commercial launch of ZYNLONTA. Employee expense was USD 9.5 million, of which USD 2.7 million was related to share-based compensation expense. External costs increased primarily as a result of higher professional fees for the launch of ZYNLONTA.
G&A expenses
The following table summarizes our G&A expenses for the three months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
in KUSD	2021	2020	Change
External costs [1]	5,872	2,316	3,556
Employee expense [2]	13,495	12,679	816
G&A expenses	19,367	14,995	4,372
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses increased to USD 19.4 million for the three months ended June 30, 2021 from USD 15.0 million for the three months ended June 30, 2020, an increase of USD 4.4 million, or 29.2%. Employee expense for the three months ended June 30, 2021 was USD 13.5 million, which included USD 9.9 million of share-based compensation expense. External costs increased primarily as a result of higher professional fees associated with being a public company.
Employee expense for the three months ended June 30, 2020 includes share-based compensation expense relating to the 2014 Incentive Plan and the 2016 Share Purchase Plan, both of which terminated upon the effectiveness of the registration statement for our initial public offering, with all awards vesting as of that date and with all outstanding charges relating to those plans, which were being amortized over the vesting period, having to be recognized at that time. The amount of expense recognized for these plans in the three months ended June 30, 2020 was USD 6.5 million, which is included in the share-based compensation expense noted above.
Other income (expense)
The following table summarizes our other income for the three months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
in KUSD	2021	2020	Change
Other income	199	130	69
Convertible loans, derivatives, change in fair value income (expense)	2,053	(79,261)	81,314
Convertible loans, derivatives, transaction costs	(148)	(1,571)	1,423
Share of results with joint venture	(1,169)	—	(1,169)
Financial income	15	195	(180)
Financial expense	(2,555)	(897)	(1,658)
Exchange differences loss	(242)	(100)	(142)
Total other (expense) income	(1,847)	(81,504)	79,657
Other income
We recognize as Other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s R&D Expenditure Credit scheme. For the three months ended June 30, 2021 and 2020, we recognized KUSD 199 and KUSD 130 in Other income, respectively.
Convertible loans, derivatives, change in fair value income (expense)
Changes in derivative fair values are explained in note 13, “Convertible loans”, to the unaudited condensed consolidated interim financial statements. Pursuant to the Facility Agreement, dated April 24, 2020 (the “Facility Agreement”), with Deerfield Partners, L.P. and certain of its affiliates (collectively, “Deerfield”), we drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, we drew down the second tranche of convertible loans amounting to USD 50 million.
The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. Prior to drawing down, the obligation arising from the second tranche was accounted for as a derivative, remeasured at fair value at the end of each accounting period. In connection with the draw-down of the second tranche, we remeasured the fair value of the derivative immediately prior to the April 23, 2021 approval with any changes in the fair value recorded to the unaudited condensed consolidated interim statement of operations. Subsequently, we have accounted for the second tranche as two separate components: an embedded conversion option derivative and a loan, with the embedded conversion option feature being remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the unaudited condensed consolidated interim statement of operations. See note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements for further information.
Convertible loans, transaction costs
As explained in note 13, “Convertible loans”, to the unaudited condensed consolidated interim financial statements, transaction costs incurred on the issuance of the first and second tranche notes have been allocated pro rata to the embedded conversion option derivative and to the convertible loan. The costs allocated to the loans have been deducted from the initial book value of the loans and will therefore be recognized over the life of the loans as part of the effective interest costs (see “Financial expense” below). The costs allocated to the embedded derivative feature of the first and second tranches have been recognized directly in the unaudited condensed consolidated interim statement of operations.
Financial income
Our financial income decreased to KUSD 15 for the three months ended June 30, 2021 from KUSD 195 for the three months ended June 30, 2020. The decrease was primarily due to decreases in amounts placed on short-term deposit and in interest rates.
Financial expense
Our financial expense increased to KUSD 2,555 for the three months ended June 30, 2021 from KUSD 897 for the three months ended June 30, 2020. The increase was primarily due to interest on the convertible loans, calculated at their respective implied effective interest rate, from May 19, 2020 for the first tranche and May 17, 2021 for the second tranche. Financial expense for the three months ended June 30, 2020 did not include a full quarter of effective interest on the convertible loan relating to the first tranche as it was drawn down in May 2020 and did not include any effective interest on the convertible loan relating to the second tranche as it was drawn down in May 2021. This expense is explained in note 13, “Convertible loans”, to the unaudited condensed consolidated interim financial statements.
Exchange differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Unfavorable changes in foreign currencies resulted in loss of KUSD 242 for the three months ended June 30, 2021, as compared to loss of KUSD 100 for the three months ended June 30, 2020.
Income tax expense
Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.

Comparison of the Six Months Ended June 30, 2021 and 2020
The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020:

	For the Six Months Ended June 30,
in KUSD	2021	2020 (1)	Change
Product revenues, net	3,760	—	3,760

Operating expense
Cost of product sales	(121)	—	(121)
Research and development expenses	(78,705)	(61,325)	(17,380)
Selling and marketing expenses	(29,132)	(6,632)	(22,500)
General and administrative expenses	(36,949)	(20,877)	(16,072)
Total operating expense	(144,907)	(88,834)	(56,073)
Loss from operations	(141,147)	(88,834)	(52,313)

Other income (expense)
Other income	393	278	115
Convertible loans, derivatives, change in fair value income (expense)	23,222	(79,261)	102,483
Convertible loans, derivatives, transaction costs	(148)	(1,571)	1,423
Share of results with joint venture	(1,696)	—	(1,696)
Financial income	30	569	(539)
Financial expense	(4,555)	(939)	(3,616)
Exchange differences income (loss)	152	(71)	223
Total other income (expense)	17,398	(80,995)	98,393
Loss before taxes	(123,749)	(169,829)	46,080
Income tax expense	(347)	(204)	(143)
Net loss	(124,096)	(170,033)	45,937
(1) Results of operations has been recast to conform S&M expenses to the current period presentation.
Notable items other than revenue from product sales impacting the results of operations for the six months ended June 30, 2021 and 2020 included:

		Six Months Ended June 30,
in KUSD	P&L Classification	2021	2020	Change
Share-based compensation	R&D expenses	8,556	3,974	4,582
Share-based compensation	S&M expenses	4,682	973	3,709
Share-based compensation	G&A expenses	18,980	11,577	7,403
Fair value adjustment of Facility Agreement derivatives	Convertible loans, derivatives, change in fair value income (expense)	23,222	(79,261)	102,483
Transaction costs allocated to the second and first tranche derivatives, respectively	Convertible loans, derivatives, transaction costs	148	1,571	(1,423)
Share of Overland ADCT BioPharma net loss	Share of results with joint venture	1,696	—	1,696

Product revenues, net

On April 23, 2021, the Company received FDA regulatory and marketing approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, the Company’s only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. During the six months ended June 30, 2021, Product revenues, net were KUSD 3,760. Revenue is reduced for GTN sales adjustments consisting of government rebates, chargebacks, distributor service fees, other rebates and administrative fees and sales returns and allowances. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information. In previous years, the Company had generated only service revenues from a license and collaboration arrangement.
Cost of sales

Cost of product sales for the six months ended June 30, 2021 was KUSD 121, which primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics, intangible asset amortization expense, and royalties to a collaboration partner based on net product sales of ZYNLONTA. There were no Cost of product sales during 2020.

Prior to FDA approval of ZYNLOTA, we had commercial-grade drug product in stock with an inventory carrying value of zero. Upon approval, we capitalized inventory costs through the reversal of previously recorded impairment charges relating to the manufacture of ZYNLONTA. Furthermore, we will capitalize future costs associated with the ongoing manufacture of ZYNLONTA based on a number of factors, including the existence of inventory on hand and estimated demand, as well as expiration dating. See the R&D discussion below as well as note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information regarding the reversal of the previously recorded impairment charges.
R&D expenses
The following table summarizes our R&D expenses for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
in KUSD	2021	2020	Change
External costs [1]	46,289	42,300	3,989
Employee expense [2]	32,416	19,025	13,391
R&D expenses	78,705	61,325	17,380
1 Includes depreciation expense
2 Includes share-based compensation expense

Our R&D expenses increased to USD 78.7 million for the six months ended June 30, 2021 from USD 61.3 million for the six months ended June 30, 2020, an increase of USD 17.4 million, or 28.3%. R&D expenses increased as we invested in programs to support the commercial launch of ZYNLONTA, continued to expand the potential market opportunities for ZYNLONTA in earlier lines of therapies and new histologies, advance Cami to support BLA submission, and build our pipeline. As a result of these initiatives, employee expense increased due to higher employee headcount, as well as share-based compensation expense of USD 8.6 million. External costs increased primarily due to the advancement of our clinical trials associated with ZYNLONTA as new studies began. CMC expenses increased due to the commercial launch of ZYNLONTA. As a result of FDA approval of ZYNLONTA, we reversed USD 6.8 million of previously recorded impairment charges during the six months ended June 30, 2021 relating to inventory costs associated with the manufacture of ZYNLONTA that were historically recorded as R&D expenses. The amount of the impairment reversal may increase in future periods based on future enhancements that may extend the shelf life of the components used to manufacture ZYNLONTA and/or of the ultimate drug product. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information.

The following table summarizes our R&D expenses for our major development programs for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
in KUSD	2021	2020	Change
ZYNLONTA	39,161	27,753	11,408
Cami	18,641	19,655	(1,014)
ADCT-602	873	1,471	(598)
ADCT-601	6,117	2,400	3,717
Preclinical product candidates, research pipeline	9,902	7,979	1,923
Not allocated to specific programs	4,011	2,067	1,944
R&D expenses	78,705	61,325	17,380
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
The increase in R&D expenses related to ZYNLONTA was due to higher employee headcount and CMC expenses in advance of the launch of ZYNLONTA. Clinical trial expenses increased as additional studies began. Professional expenses also increased to support the launch of ZYNLONTA. As a result of FDA approval of ZYNLONTA, during the six months ended June 30, 2021 we reversed USD 6.8 million of previously recorded impairment charges relating to inventory costs incurred for the manufacture of product prior to FDA approval. See note 3, “Significant accounting policies” to the unaudited condensed consolidated interim financial statements for further information.

The decrease in R&D expenses related to Cami was due to lower CMC expense as various development activities to support ongoing clinical trial activity occurred during the six months ended June 30, 2020.
The increase in R&D expenses related to ADCT-601 was due to higher CMC expenses as we began to manufacture supply for clinical trials.
S&M expenses
The following table summarizes our S&M expenses for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
in KUSD	2021	2020	Change
External costs	11,016	3,845	7,171
Employee expense [1]	18,116	2,787	15,329
S&M expenses	29,132	6,632	22,500

1 Includes share-based compensation expense
Our S&M expenses increased to USD 29.1 million for the six months ended June 30, 2021 from USD 6.6 million for the six months ended June 30, 2020, an increase of USD 22.5 million, or 339.3%. Employee expense increased primarily due to the recruitment of commercial employees for the commercial launch of ZYNLONTA. Employee expense was USD 18.1 million, of which USD 4.7 million was related to share-based compensation expense. External costs increased primarily as a result of higher professional fees for the launch of ZYNLONTA.

G&A expenses
The following table summarizes our general and administrative expenses for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
in KUSD	2021	2020	Change
External costs [1]	10,605	4,556	6,049
Employee expense [2]	26,344	16,321	10,023
G&A expenses	36,949	20,877	16,072
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses increased to USD 36.9 million for the six months ended June 30, 2021 from USD 20.9 million for the six months ended June 30, 2020, an increase of USD 16.1 million, or 77.0%. G&A expenses increased primarily due to higher employee expense which included share-based compensation expense of USD 19.0 million. External costs increased primarily as a result of higher professional fees associated with being a public company.
Employee expense for the six months ended June 30, 2020 includes share-based compensation expense relating to the 2014 Incentive Plan and the 2016 Share Purchase Plan, both of which terminated upon the effectiveness of the registration statement for our initial public offering, with all awards vesting as of that date and with all outstanding charges relating to those plans, which were being amortized over the vesting period, having to be recognized at that time. The amount of expense recognized for these plans in the six months ended June 30, 2020 was USD 7.5 million, which is included in the share-based compensation expense noted above.
Other income and expense
The following table summarizes our other income and expense for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
in KUSD	2021	2020	Change
Other income (expense)
Other income	393	278	115
Convertible loans, derivatives, change in fair value income (expense)	23,222	(79,261)	102,483
Convertible loans, derivatives, transaction costs	(148)	(1,571)	1,423
Share of results with joint venture	(1,696)	—	(1,696)
Financial income	30	569	(539)
Financial expense	(4,555)	(939)	(3,616)
Exchange differences income (loss)	152	(71)	223
Total other income (expense)	17,398	(80,995)	98,393
Other income
We recognize as Other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s Research and Development Expenditure Credit scheme. For the six months ended June 30, 2021 and 2020, we recognized KUSD 393 and KUSD 278 in Other income, respectively.
Convertible loans, derivatives, change in fair value income (expense)
Changes in derivative fair values are explained in note 13, “Convertible loans”, to the unaudited condensed consolidated interim financial statements. Pursuant to the Facility Agreement with Deerfield we drew down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020. Additionally, in connection with the FDA approval of ZYNLONTA, we drew down the second tranche of convertible loans amounting to USD 50 million.

The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. Prior to drawing down, the obligation arising from the second tranche was accounted for as a derivative, remeasured at fair value at the end of each accounting period. In connection with the draw-down of the second tranche, we remeasured the fair value of the derivative immediately prior to the April 23, 2021 approval with any changes in the fair value recorded to the unaudited condensed consolidated interim statement of operations. Subsequently, we have accounted for the second tranche as two separate components: an embedded conversion option derivative and a loan, with the embedded conversion option feature being remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the unaudited condensed consolidated interim statement of operations. See note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements for further information.
Convertible loans, derivatives, transaction costs
As explained in note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements, transaction costs incurred on the issuance of the first and second tranches have been allocated pro rata to the embedded conversion option derivative and to the convertible loan. The costs allocated to the loans have been deducted from the initial book value of the loans and will therefore be recognized over the life of the loans as part of the effective interest costs (see “Financial expense” below). The costs allocated to the embedded derivative feature of the first and second tranches have been recognized directly in the unaudited condensed consolidated interim statement of operations.
Financial income
Our financial income decreased to KUSD 30 for the six months ended June 30, 2021 from KUSD 569 for the six months ended June 30, 2020. The decrease was primarily due to decreases in amounts placed on short-term deposit and in interest rates.
Financial expense
Our financial expense increased to USD 4,555 million for the six months ended June 30, 2021 from KUSD 939 for the six months ended June 30, 2020. The increase was primarily due to interest on the convertible loans, calculated at the implied effective interest rate from May 19, 2020 for the first tranche and May 17, 2021 for the second tranche. Financial expense for the six months ended June 30, 2020 did not include a full six months of effective interest on the convertible loan relating to the first tranche as it was drawn down in May 2020 and did not include any effective interest on the convertible loan relating to the second tranche as it was drawn down in May 2021. This expense is explained in note 13, “Convertible loans”, to the unaudited condensed consolidated interim financial statements.
Exchange differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Favorable and unfavorable changes in foreign currencies resulted in income of KUSD 152 for the six months ended June 30, 2021 as compared to a loss of KUSD 71 the six months ended June 30, 2020, respectively.
Income tax expense
Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.
Liquidity and Capital Resources
Since inception, we have incurred significant net losses. To date, we have financed our operations primarily through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations. As of June 30, 2021, we had cash and cash equivalents of USD 371.9 million. On May 17, 2021, we drew down USD 50.0 million of convertible loans relating to the second tranche under the Facility Agreement following our receipt of FDA approval for ZYNLONTA. See note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements for further information.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, and other operating expenses. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA. We expect to incur substantial expenses in connection with the advancement of clinical trials, including pivotal and confirmatory clinical trials, regulatory submissions for our products, product candidates and research pipeline, and the commercialization of ZYNLONTA.
We plan to continue to fund our operating needs through the net proceeds of our public offerings, the Facility Agreement, revenues from the sale of ZYNLONTA and additional equity financings and/or other forms of financing.
On June 4, 2021, we entered into an open market sale agreement with Jefferies, to sell our common shares from time to time through an ATM offering program. The ATM Facility provides us the opportunity to sell our common shares with an aggregate offering price of up to USD 200.0 million. For the quarter ended June 30, 2021, there have been no shares sold under the ATM Facility.
We may also pursue strategic collaborations or licensing opportunities for clinical development and commercialization of ZYNLONTA and/or our product candidates in various geographical markets.
Cash Flows
Comparison of the Six Months Ended June 30, 2021 and 2020
The following table summarizes our cash flows for the six months ended June 30, 2021 and 2020:

(in KUSD)	Six months ended June 30,
Net cash (used in) provided by:	2021	2020	Change
Operating activities	(113,159)	(72,749)	(40,410)
Investing activities	(3,505)	(634)	(2,871)
Financing activities	49,308	306,555	(257,247)
Net change in cash and cash equivalents	(67,356)	233,172	(300,528)
Net cash used in operating activities
Net cash used in operating activities increased to KUSD 113,159 for the six months ended June 30, 2021 from KUSD 72,749 for the six months ended June 30, 2020, an increase of KUSD 40,410, or 55.5%. The increase was primarily due to increased cash expenditure in the period on R&D, G&A and S&M costs in advancing development of our clinical portfolio and the commercial launch of ZYNLONTA.
Net cash used in investing activities
Net cash used in investing activities increased to KUSD 3,505 for the six months ended June 30, 2021 and from KUSD 634 for the six months ended June 30, 2020, an increase of KUSD 2,871, or 452.8%. The increase was primarily due to increased capital expenditures during the six months ended June 30, 2021 primarily relating to our new R&D facility and intangible asset purchases during the six months ended June 30, 2021. See note 10, “Intangible assets” to the unaudited condensed consolidated interim financial statements for further information.
Net cash provided by financing activities
Net cash provided by financing activities decreased to KUSD 49,308 for the six months ended June 30, 2021 compared to KUSD 306,555 for the six months ended June 30, 2020. The decrease was primarily due to the completion of our initial public offering and the receipt of the first tranche of convertible loans under the Facility Agreement during the six months ended June 30, 2020, partially offset by the receipt of the second tranche of convertible loans under the Facility Agreement during the six months ended June 30, 2021. See note 13, “Convertible loans” to the unaudited condensed consolidated interim financial statements for further information.

Operating Capital Requirements
We expect our expenses, including S&M, manufacturing and distribution costs, to increase in connection with our ongoing activities, particularly as we commercialize ZYNLONTA, undertake confirmatory and other clinical trials for ZYNLONTA and continue the R&D of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates. Accordingly, we may need to obtain additional funding in connection with our continuing operations. Our future capital requirements will depend on many factors, which are outlined in our annual report on Form 20-F for the period ended December 31, 2020 and our subsequent filings with the SEC, as well as actual versus forecast demand for ZYNLONTA.
JOBS Act
In April 2012, the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.
As an emerging growth company, we also rely on other exemptions and reduced reporting requirements under the JOBS Act, including exemption from (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of USD 1.07 billion or more; (ii) December 31, 2025; (iii) the date on which we have issued more than USD 1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds USD 700.0 million as of the prior June 30th. As of June 30, 2021, which was the last business day of our most recently completed fiscal quarter, the market value of our common equity held by non-affiliates exceeded USD 700.0 million. Consequently, we will cease to be an emerging growth company no later than December 31, 2021, and we expect to qualify as a large accelerated filer as of that date. As a result, we expect that, as of December 31, 2021, we will be required to adhere to, among other things, the auditor attestation requirement in the assessment of internal control over financial reporting and compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.
Contractual Obligations and Other Commitments
The following table summarizes our contractual obligations as of June 30, 2021:

	Payments Due By Period (1)
(in KUSD)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade accounts payable	14,631	14,631	—	—	—
Lease liabilities	9,726	1,207	3,252	2,002	3,265
Convertible loan, interest and fees	30,601	6,557	13,894	10,150	—
Convertible loan, long-term (2)	115,000	—	—	115,000	—
At June 30, 2021	169,958	22,395	17,146	127,152	3,265
(1) The amounts of contractual obligations set forth in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. The table above also excludes potential milestone payments pursuant to our collaboration agreements. We have entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for us to make potential future milestone and royalty payments that are conditional on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an IND application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones are inherently uncertain, and accordingly, no amounts have been recorded for these future potential payments in our unaudited condensed consolidated interim balance sheet as of June 30, 2021 and December 30, 2020. See the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations”.
(2) Amount represents the carrying value of the convertible loan with a principal amount of USD 65.0 million and USD 50.0 million due May 19, 2025 associated with the first tranche and second tranche of loans under the Facility Agreement, respectively. The above table was populated based on the contractual maturity date; however, we do not know when the above loans will be converted, if ever. In addition to the carrying value of the convertible loans, the fair value of the embedded derivatives associated with the first tranche and second tranche of KUSD 30,449 and KUSD 19,170, respectively, have been excluded from the table as the timing for the conversion is not known. See note 13, “Convertible loans” within the notes to the unaudited condensed consolidated interim financial statements for further information.
Off-Balance Sheet Arrangements
As of June 30, 2021 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.
Quantitative and Qualitative Disclosures about Market Risk
During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 11. Quantitative and Qualitative Disclosures About Market Risk” with the exception of a hypothetical 10% increase (decrease) in our share price as of June 30, 2021. A hypothetical 10% increase (decrease) in our share price as of June 30, 2021 would have increased (decreased) the derivative values associated with the first tranche and second tranche by USD 4.1 million (USD 4.6 million) and USD 3.0 million (USD 2.7 million), respectively.
Critical Accounting Policies and Significant Judgments and Estimates
There have been no material changes to the significant accounting policies and significant judgments and estimates from those described in the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates”, other than those described in note 3, “Significant accounting policies” to our unaudited condensed consolidated interim financial statements.
Recent Accounting Pronouncements
See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements.
Cautionary Statement Regarding Forward-Looking Statements
This discussion contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion, including statements regarding our future results of operations and financial position, business and commercialization strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.
Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC, including the risk factors on Form 6-K filed with the SEC on June 1, 2021. These forward-looking statements include, among others:

•our expectations regarding revenues derived from sales of ZYNLONTA;
•the commencement, timing, progress and results of our R&D programs, preclinical studies and clinical trials;
•the timing of investigational new drug application (“IND”), BLA, sBLA, marketing authorization application (“MAA”) and other regulatory submissions with the FDA, the European Medicines Agency (“EMA”) or comparable regulatory authorities in other jurisdictions;
•the proposed development pathway for ZYNLONTA and Cami, and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval by the FDA, EMA or comparable regulatory authorities in other jurisdictions;
•assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our products and product candidates;
•the timing of and our ability to obtain and maintain regulatory approval for our products and product candidates;
•our plan for the commercialization of ZYNLONTA and, if approved, for Cami;
•the manufacture and supply of our products and product candidates;
•our expectations regarding the size of the patient populations amenable to treatment with our products and product candidates, if approved, as well as the treatment landscape of the indications that we are targeting with our products and product candidates;
•assumptions relating to the rate and degree of market acceptance of ZYNLONTA and any other approved products;
•the pricing and reimbursement of ZYNLONTA and any other approved products;
•our ability to identify and develop additional product candidates;
•the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our estimates of our expenses, revenues, capital requirements and need for or ability to obtain additional financing;
•our ability to raise capital when needed in order to continue our R&D programs or commercialization efforts;
•our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our products and product candidates, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•our expectations regarding the impact of the COVID-19 pandemic;
•our ability to attract and retain qualified key management and technical personnel;

•our expectations regarding the effectiveness of our internal controls over financial reporting; and
•our expectations regarding the time during which we will be a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in our annual report on Form 20-F for the period ended December 31, 2020 entitled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC, including the risk factors on Form 6-K filed with the SEC on June 1, 2021, and elsewhere in this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.